SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF CONTRA COSTA, CALIFORNIA

MORGAN K. BUCHANAN; JAMES P. MILLS; and JESSE L. CREWS, individually and on behalf of all others similarly situated,	))))
Plaintiffs,	)) Case No. C 01 - 05090
v.	)) **PRELIMINARY**) **APPROVAL ORDER**)
NTS-PROPERTIES ASSOCIATES V, a Maryland limited partnership; NTS-PROPERTIES ASSOCIATES VI, a Maryland limited partnership; NTS CAPITAL CORPORATION, a Kentucky corporation; ORIG, LLC, a Kentucky limited liability company; and J.D. NICHOLS,	)))))))
Defendants.	))

Location: Courtroom 5
Judge: Terence Bruiniers
Action Filed: December 12, 2001
Trial Date: None Set

1 The parties to the above-captioned class action (the "Action"), having applied for

2 preliminary approval of settlement pursuant to Section 382 of the California Code of Civil

3 Procedure and Rules 1545 and 1859 of the California Rules of Court for an order preliminarily

4 approving the proposed Stipulation and Agreement of Settlement entered into by the parties,

5 dated December 5, 2003 (the "Stipulation"), a true and correct copy of which is attached hereto

6 as Exhibit A, and for dismissal of the Class Action with prejudice upon the terms and

7 conditions set forth in the Stipulation, and all parties having consented to the entry of this

8 Order, and all capitalized terms used herein having the meanings defined in the Stipulation, and

9 the Court having read and considered the Stipulation and exhibits,

10   **NOW, THEREFORE, IT IS HEREBY ORDERED THAT:**

11   1. The Court does hereby preliminarily approve the Stipulation and the settlement

12 set forth therein as being within the range of reasonableness, and fair, just and adequate.

13   2. For purposes of the Settlement only, this Class Action is conditionally certified

14 as a class action pursuant to Section 382 of the California Code of Civil Procedure and Rules

15 1545 and 1859 of the California Rules of Court on behalf of a class consisting of all persons

16 who are Limited Partners or Former Limited Partners (the "Class"). Excluded from the Class

17 are the Settling Defendants, executive officers, directors, members, general partners or

18 members of the immediate family of the Settling Defendants, the legal representatives, heirs,

19 successors and assigns or Affiliates of any of the Settling Defendants and any entity in which

20 any of the Settling Defendants has a controlling interest. Also excluded from the Class is any

21 Person who separately negotiated sales either individually or as a group with the Settling

22 Defendants or their Affiliates, as identified by the Settling Defendants. For purposes of the

23 Settlement only, Morgan K. Buchanan, James P. Mills, Jesse L. Crews, and Lloyd T. Reeves

24 are appointed as Class Representatives and their counsel, The Law Offices of George

25 Donaldson, is appointed Settlement Class Counsel.

26   3. The contents of the Notice and the Summary Notice (collectively, the "Notices")

27 attached as Exhibits B and C hereto are hereby approved, and the Court finds that the form and

28 method of notice specified herein is the best notice practicable under the circumstances and

shall constitute due and sufficient notice of the Final Hearing and all other matters referred to in the Notices to all persons entitled to receive such Notices, and meets the requirements of due process and Section 382 of the California Code of Civil Procedure. The responsible party shall, on or before the date of the Final Hearing, file proof, by affidavits or declarations, of the mailing and publication of the Notices as applicable.

4.   No more than fourteen (14) days after entry of this Preliminary Approval Order, an agent for the Settling Defendants or another administrator otherwise agreed to by the parties shall cause to be mailed, by first-class mail, postage prepaid, a notice of pendency and proposed settlement of class action and of settlement hearing, substantially in the form attached hereto as Exhibit B, and the Proof of Claim and Release Form attached hereto as Exhibit D, to all members of the Class of record. The cost of mailing the notice shall be paid by the Settling Defendants.

5.   No more than ten (10) days after entry of this Preliminary Approval Order, the Settling Defendants shall cause a summary notice substantially in the form attached hereto as Exhibit C (the "Summary Notice") to be published in the national edition of Investors' Business Daily. The cost of publishing the Summary Notice shall be paid by the Settling Defendants.

6.   Any Class Member may file a Request for Exclusion. All Requests for Exclusion shall include sufficient information to identify the number of Units currently owned or the number of Units sold to the Partnerships, ORIG or its Affiliates.

7.   At the Final Hearing, any member of the Class who has not requested exclusion as provided in paragraph 6 who desires to do so may appear personally or through counsel, provided that a notice of appearance is served and filed as hereinafter provided, and object to: (a) approval of Settlement as fair, reasonable, adequate, and in the best interests of the Class; (b) the entry of a final judgment dismissing with prejudice the Action; or (c) the application for an award of attorneys' fees and expenses to Settlement Class Counsel for their services herein and actual expenses incurred, provided, however, that unless the Court in its discretion otherwise directs, no member of the Class or any other person (excluding a party) shall be

heard and no papers, briefs, pleadings or other documents submitted by any member of the Class or any other person (excluding a party) shall be received and considered, except by order of the Court for good cause shown, unless, not later than fourteen (14) days prior to the Final Hearing, the following documents are served and filed in the manner provided below: (a) a notice of intention to appear; (b) a detailed statement of such person's specific objections to any matter before the Court; and (c) the grounds for such objections and any reasons why such person desires to appear and be heard, as well as all documents and writings which such person desires this Court to consider. Such documents shall be served by first-class mail, express service or hand delivery upon the following counsel prior to filing such documents with the Court, and then filed with the Clerk of the Superior Court of the State of California, County of Contra Costa, 725 Court Street, Martinez, California 94553:

> George Donaldson
> Law Offices of George Donaldson
> 456 Montgomery Street
> Suite 1250
> San Francisco, California 94104
>
> Allan T. Slagel
> Shefsky & Froelich Ltd.
> 444 North Michigan Avenue
> Suite 2500
> Chicago, Illinois 60611

8. The Court reserves the right to adjourn the Final Hearing, including consideration of the application for attorneys' fees and expenses, without further notice other than by announcement at the Final Hearing or any adjournment thereof. The Court further reserves the right to enter the Final Judgment and Order approving the Stipulation and dismissing the Action on the merits and with prejudice regardless of whether it has approved or awarded attorneys' fees and expenses to Settlement Class Counsel pursuant to its application.

9. The Court reserves the right to approve the Settlement at or after the Final Hearing with such modifications as may be consented to by the parties to the Stipulation and without further notice to the members of the Class.

10. Pending entry of the Final Judgment and Order, the Class Representatives and all other Class Members, other than by operation of law, are barred and enjoined from (i) transferring, selling, assigning, giving, pledging, hypothecating or otherwise disposing of any Units to any Person; (ii) granting a proxy to object to the Merger; or (iii) commencing a tender offer for the Units. In addition, pending final determination of whether the Settlement should be approved, the General Partners are enjoined from recording any transfers made in violation of the Order.

11. Pending entry of a Final Judgment and Order, all discovery and all proceedings in the California Litigation are stayed, except for proceedings regarding the Settlement.

12. No current or former Limited Partner of the Partnership and no member of the Class or other person shall be entitled to object to the Settlement, or to the Final Judgment to be entered herein, or otherwise to be heard, except by serving and filing written objections in accordance with paragraph 7 above. Any person who fails to object in the prescribed manner shall be deemed to have waived such objection and shall be forever barred from raising such objection in this or any other action or proceeding and shall be bound by all the terms and provisions of the Stipulation and by all proceedings, orders and judgments in the Action.

13. A hearing (the "Final Hearing") shall be held on May 6, 2004 at 8:30 a.m. in the Superior Court of the State of California, County of Contra Costa, 725 Court Street, Martinez, California 94553 to: (a) finally determine whether the Action satisfies the applicable prerequisites for class action treatment under Section 382 of the California Code of Civil Procedure and Rules 1545 and 1859 of the California Rules of Court; (b) determine whether the Court should approve the Settlement as fair, reasonable and adequate, and in the best interests of the Class; (c) determine whether a Final Judgment and Order as provided for in Article IX of the Stipulation should be entered in the Action pursuant to the Settlement, *inter alia*, dismissing the Action with prejudice and on the merits against the Class Representatives and all other Class Members; (d) consider the application of Settlement Class Counsel for an award of attorneys' fees and expenses; (e) determine whether the releases by the Class and the Class Representatives, as set forth in the Stipulation in Article V, should be provided to the Released

4

Parties; and (f) hear and rule on such other matters as the Court may deem appropriate. Settlement Class Counsel's application for attorneys' fees and expenses may be heard by the Court at the Final Hearing or at such other time as the Court in its discretion deems appropriate.

14.　　The contents of the Proof of Claim and Release Form, attached hereto as Exhibit D, are hereby approved.

Entered: February 26, 2004　　　　　　　　　/s/ Terence Bruiniers
　　　　　　　　　　　　　　　　　　　　　　Honorable Terence Bruiniers
　　　　　　　　　　　　　　　　　　　　　　Judge of the Superior Court